As filed with the Securities and Exchange Commission on May 16, 2016
Securities Act File No. 333-208640
Investment Company Act File No.  811-10333

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

_____________

FORM N-14

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No. __

☒	Post-Effective Amendment No. 1

(Check appropriate box or boxes)

BLACKROCK MUNICIPAL INCOME INVESTMENT TRUST
(Exact name of registrant as specified in charter)

100 BELLEVUE PARKWAY
WILMINGTON, DELAWARE 19809
(Address of Principal Executive Offices)

(800) 882-0052
(Area Code and Telephone Number)

John M. Perlowski
President and Chief Executive Officer
BlackRock Municipal Income Investment Trust
55 East 52nd Street
New York, New York 10055
(Name and Address of Agent for Service)
_____________

Copies to:

Thomas A. DeCapo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116	Janey Ahn, Esq. BlackRock Advisors, LLC 40 East 52nd Street New York, New York 10022

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on February 4, 2016 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File Nos. 333-208640 and 811-10333), are incorporated herein by reference.

This amendment is being filed in order to (i) file, as Exhibit 11 to this Registration Statement, the opinion and consent of special counsel for the Registrant, regarding the legality of the securities being offered pursuant to this Registration Statement; (ii) file, as Exhibit 12 to this Registration Statement, the tax opinion of special U.S. federal income tax counsel for the Registrant; file, as Exhibit 13 to this Registration Statement, updated certain other material agreements; and (iv) file as Exhibit 16(b) and 16(c), respectively, to this Registration Statement, the powers of attorney of Catherine A. Lynch and Cynthia L. Egan, respectively.

PART C:  OTHER INFORMATION

ITEM 15.	Indemnification

There has been no change in the information set forth in Item 15 of the most recently filed Registration Statement of BlackRock Municipal Income Investment Trust (the “Registrant”) on Form N-14 under the Securities Act of 1933 (File No. 333-208640), as filed with the Securities and Exchange Commission on February 2, 2016, which information is incorporated herein by reference.

ITEM 16.	Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit No		Description of Exhibit

(1)	(a)	Amended and Restated Agreement and Declaration of Trust, dated May 31, 2001 (a)
	(b)	Certification Evidencing Amendment, dated February 11, 2011*
	(c)	Preferred Stock Organizational Documents*
(2)		Amended and Restated Bylaws of the Registrant, dated October 28, 2010 (b)
(3)		Voting Trust Agreement of VRDP Holder*
(4)		Form of Agreement and Plan of Reorganization (c)
(5)	(a)	Selected Provisions of the Amended and Restated Agreement and Declaration of Trust and the Amended and Restated Bylaws of the Registrant Defining the Rights of Shareholders*
(6)	(a)	Investment Management Agreement between the Registrant and BlackRock Advisors, LLC, dated September 29, 2006*

(6)	(b)	Form of Investment Management Agreement between the Registrant and BlackRock Advisors, LLC**
(7)		Not applicable
(8)		Form of Second Amended and Restated Deferred Compensation Plan*
(9)		Custodian Agreement*
(10)		Not applicable
(11)		Opinion and Consent of Special Counsel for the Registrant***
(12)		Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP***
(13)		Other Material Agreements***
(14)		Consent of the Independent Registered Public Accounting Firm for the Registrant and BlackRock Municipal Bond Investment Trust**
(15)		Not applicable
(16)	(a)	Power of Attorney of Certain of the Registrant’s Trustees*
(16)	(b)	Power of Attorney of Catherine A. Lynch***
(16)	(c)	Power of Attorney of Cynthia L. Egan***
(17)		Form of Proxy Cards for the Funds*

*	Filed as an exhibit to the Registrant’s Registration Statement on Form N-14, filed on December 18, 2015.
**	Filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, filed on February 2, 2016.
***	Filed herewith
(a)	Incorporated by reference to Exhibit 1(a) to the Registrant’s Registration Statement on Form N-2, filed on July 25, 2001.
(b)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on October 29, 2010.
(c)	Incorporated by reference to Appendix A of the Statement of Additional Information.

ITEM 17.	Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 16th day of May, 2016.

BLACKROCK MUNICIPAL INCOME INVESTMENT TRUST

BY:	/s/ John M. Perlowski
Name:	John M. Perlowski
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 16th day of May, 2016.

Signature	Title

/s/ John M. Perlowski	Trustee, President and Chief Executive Officer
John M. Perlowski

/s/ Neal J. Andrews	Chief Financial Officer
Neal J. Andrews

*	Trustee
Michael J. Castellano

*	Trustee
Richard E. Cavanagh

*	Trustee
Cynthia L. Egan

*	Trustee
Frank J. Fabozzi

*	Trustee
Jerrold B. Harris

*	Trustee
R. Glenn Hubbard

*	Trustee
W. Carl Kester

*	Trustee
Catherine A. Lynch

*	Trustee
Karen P. Robards

*	Trustee
Barbara G. Novick

*By:	/s/ John M. Perlowski
John M. Perlowski
Attorney-in-Fact

[Signature Page to N-14 Post-Effective Amendment]

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

11	Opinion and Consent of Special Counsel for the Registrant
12	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP
13	Other Material Agreements
(16)(b)	Power of Attorney of Catherine A. Lynch
(16)(c)	Power of Attorney of Cynthia L. Egan
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